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Exhibit 99.5

Press Release

Your Contact: Corinne Hoff Aventis Global Media Relations Tel: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	David Owens Aventis Global Product Communications Tel.: +1 908 231 46 19 David.Owens@aventis.com

Abbott Laboratories Acquires Manufacturing And Commercial Rights To Trandolapril From Aventis

        Strasbourg, France and Abbott Park, Ill, June 3, 2004—Aventis and Abbott Laboratories announced today that they have reached an agreement for Abbott to acquire the remaining commercial rights for the cardiovascular agents trandolapril and the trandolapril/verapamil combination, except in Japan, and the global manufacturing rights for trandolapril and the trandolapril/verapamil combination.

        Under the terms of the agreement, Aventis will receive an upfront payment as well as milestone payments, totaling $300 million U.S. Additionally, Aventis will receive royalties on future sales. This transaction is expected to have no impact on Abbott's earnings per share in 2004 and is expected to be accretive in 2005 and thereafter.

        Under the existing licensing agreement with Aventis, Abbott has exclusive marketing rights to trandolapril in certain markets including the United States, and shares marketing rights with Aventis in certain other international markets. Aventis currently manufactures trandolapril for both Abbott and Aventis. Trandolapril, an angiotensin-converting enzyme (ACE) inhibitor, is marketed by Abbott under the trademarks of Mavik® and Gopten,® and by Aventis under the trademark Odrik.® Trandolapril is also marketed by Abbott as a fixed-combination product with verapamil, a calcium channel blocker, under the trademark of Tarka,® and by Aventis under the trademark Ocadrik.® Abbott will continue to market trandolapril under these trademarks.

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com
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        Aventis will continue to manufacture trandolapril for Abbott during a transition period until the transfer of the trandolapril manufacturing technology to Abbott has been completed.

        "This agreement demonstrates Abbott's commitment to further strengthen and build our global brands," said Jeffrey M. Leiden, M.D., Ph.D., president and chief operating officer, Pharmaceutical Products Group, Abbott Laboratories. "We believe that trandolapril and the trandolapril/verapamil combination have the potential to be significant global brands and strong contributors to Abbott's pharmaceutical portfolio."

About Abbott Laboratories

        Abbott Laboratories is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs more than 55,000 people and markets its products in more than 130 countries.

        Abbott's news releases and other information, including full prescribing information, are available on the company's Web site at www.abbott.com.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

For Abbott:

Private Securities Litigation Reform Act of 1995—
 A Caution Concerning Forward-Looking Statements

        Some statements in this news release may be forward-looking statements for the purposes of the Private Securities Litigation Reform Act of 1995. We caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Exhibit 99.1 of our 2003 Annual Report on Securities and Exchange Commission Form 10-K, and are incorporated by reference. We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

For Aventis:

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

Abbott Contacts:

Media Jonathon Hamilton Tel: +1 847 935 8646	Financial community John Thomas Tel: +1 847 938 2655

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  Exhibit 99.5